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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC
110



SEC FILE NUMBER

8-46811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** AND ENDING **December 31, 2009**

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudent Brokerage Associates

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1735 Market Street – Suite 3902

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Philadelphia   PA   19103
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward L. Snitzer   215-994-1062
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Isdaner & Company, LLC

                             (Name – *if individual, state last, first, middle name*)

Three Bala Plaza, Suite 501 West   Bala Cynwyd, PA   19004

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☑ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Edward L. Snitzer___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Prudent Brokerage Associates___, as of ___December 31___, 20_09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed before
me this 24th day of February 2010

_____
Signature

Partner
_____
Title

Brenda Gale
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**ISDANER &
COMPANY, LLC**
CERTIFIED PUBLIC ACCOUNTANTS

PRUDENT BROKERAGE ASSOCIATES

DECEMBER 31, 2009 AND 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • Email: isdanerllc.com

CONTENTS



<u>Report of Independent Certified Public Accountants</u>

Partners
Prudent Brokerage Associates

We have audited the accompanying statements of financial condition of Prudent Brokerage Associates as of December 31, 2009 and 2008, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudent Brokerage Associates as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Isdaner & Company, LLC

February 5, 2010

PRUDENT BROKERAGE ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash - money market fund	$116,069	$ 77,769
Accounts receivable	600	900
Marketable securities	-	37,065
	$116,669	$115,734

PARTNERS' CAPITAL

	2009	2008
Partners' capital	$116,669	$102,669
Accumulated other comprehensive income	-	13,065
	$116,669	$115,734

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Operating revenue	$ 6,390	$10,853
Gain on sale of marketable securities	7,610	-
Net income	$14,000	$10,853

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES
STATEMENTS OF PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Partners' Capital	Accumulated Other Comprehensive Income	Total
Partners' capital, January 1, 2008	$ 91,816	$50,235	$142,051
Net income	10,853	-	10,853
Unrealized holding loss on marketable securities	-	(37,170)	(37,170)
Comprehensive loss			(26,317)
Partners' capital, December 31, 2008	102,669	13,065	115,734
Net income	14,000		14,000
Unrealized holding loss on marketable securities	-	(13,065)	(13,065)
Comprehensive income			935
Partners' capital, December 31, 2009	$116,669	$ -	$116,669

The accompanying notes are an integral part of these statements.

4

	2009	2008
Cash flows from operating activities:		
Net income	$ 14,000	$10,853
Adjustment to reconcile net income to net cash provided by operating activities:		
Net gain on sale of marketable securities	(7,610)	-
Accounts receivable	300	(900)
Due from FINRA	-	35,000
Net cash provided by operating activities	6,690	44,953
Cash flows from investing activities:		
Proceeds from sale of marketable securities	31,610	-
Net cash provided by investing activities	31,610	-
Net increase in cash	38,300	44,953
Cash at beginning of year	77,769	32,816
Cash at end of year	$116,069	$77,769

The accompanying notes are an integral part of these statements.

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Prudent Brokerage Associates (the Company) was formed to engage in the business of acting as a broker-dealer registered under the Securities Exchange Act of 1934. The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Certain administrative services are exchanged between the Company and a company affiliated through common control. No recognition is given to these transactions in the financial statements.

Revenue Recognition

Revenue consists primarily of commissions which are received monthly under written contracts with investment companies and recorded on a trade-date basis as securities transactions occur.

Income Taxes

On January 1, 2009, the Company adopted FASB Interpretation No. 48, *"Accounting for Uncertainty for Income taxes – an interpretation of FASB Statement No. 109"* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement methodology for recording within the financial statements uncertain tax positions taken, or expected to be taken, in tax returns. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain tax positions. The Company's income or loss for federal income tax purposes is includable in the income tax returns of the partners. No recognition has been given to income taxes in the accompanying financial statements. The cumulative effect of implementing FIN 48 as of January 1, 2008 was zero. As of December 31, 2009, the Company had no unrecognized tax benefits as defined in FIN 48. The Company files U.S. federal, state and local income tax returns. Open tax years related to various jurisdictions remain subject to examination.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 5, 2010, which is the date the Company's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) MARKETABLE SECURITIES

Marketable securities at December 31, 2008 consisted of shares of NASDAQ OMX Group, Inc. common stock reported at fair value, with unrealized holding gains included in accumulated other comprehensive income. These securities were sold in 2009.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 and is required to maintain a minimum net capital of $5,000. The computation of net capital as of December 31, 2009 is as follows:

Partners' capital	$116,669
Less nonallowable assets	600
Net capital before haircuts on securities positions	116,069
Haircuts on securities:	
Marketable securities	2,321
Net capital under Rule 15c3-1	$113,748

The comparison of this computation of net capital to the corresponding computation prepared by the Company and included in the unaudited Part II FOCUS Report filing as of the same date is as follows:

Net capital as reported in Company's Part II FOCUS Report (unaudited)	$113,748
Net capital per this report	$113,748

(4) RESERVE REQUIREMENT

The Company held no accounts for customers. A calculation of the reserve requirement under Rule 15c3-3 was not made because the Company claims an exemption under Subsection (k)(1).



ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

<u>Report of Independent Certified Public Accountants</u>
<u>On Internal Control Required by SEC Rule 17a-5</u>

Partners
Prudent Brokerage Associates

In planning and performing our audit of the financial statements of Prudent Brokerage Associates (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such, that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ishmael & Company, LLC

February 5, 2010